UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 Under The Securities Exchange Act of 1934

For the quarter ending June 30, 2006

Commission File Number 000-29336

ATNA RESOURCES LTD.

510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F x Form 40-F o

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes o No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): ___________________________

Exhibit Number Documents

EX-99.1 Interim Financial Statements and MD&A for the six month period ended June 30, 2006

EX-99.2 Form 52-109F2 – Certification of Interim Filings – CEO and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

(Registrant)

Date: August 11, 2006

By: /s/ Bonnie Whelan

Bonnie Whelan

Corporate Secretary